EXHIBIT 11.1
CARRIAGE SERVICES, INC.
COMPUTATION OF PER SHARE EARNINGS
(unaudited and in thousands, except per share data)
     Earnings per share (“EPS”) for the three months ended March 31, 2008 and 2009 is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods as prescribed by SFAS 128 “Earnings per Share”. The following table sets forth the computation of the basic and diluted earnings per share for the three month period ended March 31, 2008 and 2009, in thousands except for earnings per share:

	Three months
	ended March 31,
	2008	2009
Net income from continuing operations	$3,254	$2,354
Net income from continuing operations allocated to non-vested share awards	(58)	(60)
Income from discontinued operations	35	—

Undistributed earnings	3,231	2,294
Preferred stock dividend	—	4

Undistributed earnings available to common stockholders	$3,231	$2,290

Weighted average number of common shares outstanding for basic EPS computation	19,002	17,451
Effect of dilutive securities:
Stock options	426	69

Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	19,428	17,520

Basic earnings per common share:
Continuing operations	$0.17	$0.13
Discontinued operations	—	—

Net income	$0.17	$0.13

Diluted earnings per common share:

Continuing operations	$0.17	$0.13
Discontinued operations	—	—

Net income	$0.17	$0.13

     On January 1, 2009, we adopted FSP Emerging Issues Task Force (EITF) 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. This FSP provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and included in the computation of both basic and diluted earnings per share. According to the provisions of FSP EITF 03-6-1, our grants of restricted stock awards to our employees and directors are considered participating securities and we have prepared our current period earnings per share calculations and retrospectively revised our prior period calculations to include outstanding unvested restricted stock awards in the basic weighted average shares outstanding calculation. In addition, we have adjusted our net income from continuing operations used in the earnings per share calculations to exclude net income allocated to these un-vested restricted stock awards. Upon adoption, there was no material impact to basic and diluted earnings per share.
     Options to purchase 25,000 shares were not included in the computation of diluted earnings per share for the three months ended March 31, 2008, because the options contained exercise prices that exceeded the average market price of the Company’s Common Stock during the period and, therefore, the effect would be antidilutive
     Options to purchase 383,000 shares were not included in the computation of diluted earnings per share for the three months ended March 31, 2009, because the options contained exercise prices that exceeded the average market price of the Company’s Common Stock during the period and, therefore, the effect would be antidilutive.
     The convertible junior subordinated debentures due in 2029 are convertible into 4.6 million shares of Common Stock and are not included in the computation of diluted earnings per share because the effect would be antidilutive.